SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Voya Enhanced Securitized Income Fund

Address of Principal Business Office:

7337 E. Doubletree Ranch Rd., Ste. 100

Scottsdale, AZ 85258

Telephone Number: (480) 477-2260

Name and address of agent for service of process:

Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

7337 E. Doubletree Ranch Rd., Ste. 100

Scottsdale, AZ 85258

With copies to:

Elizabeth J. Reza, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ⬜

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Scottsdale in the State of Arizona on the 5th day of October, 2023.

Voya Enhanced Securitized Income Fund

By: /s/ Joanne F. Osberg

Name: Joanne F. Osberg

Title: Senior Vice President and

Secretary

Attest: /s/ Gizachew Wubishet

Name: Gizachew Wubishet

Title: Assistant Secretary